Filed by: BHP Group Limited and BHP Group Plc

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: BHP Group Limited

(Commission File No.: 001-09526)

The following is a transcript of a video town hall made available to employees of BHP Group on December 22, 2021.

Geraldine Slattery:

Thank you, Shiva. And good morning to everybody in Perth and good afternoon or good evening to the BHP Petroleum team around the world. Thank you very much for joining this evening’s interaction this morning. I’m so pleased that we could all come back together again. We spoke a couple of weeks ago now and we talked about the proposed merger with Woodside. A lot had happened up until that point with the recent signing of the share sale agreement. We talked about the operating model and indeed we celebrated and marked the sanction of Scarborough. Now much has happened even since then, and today we welcome and will hear directly from Meg O’Neil about the Woodside strategy update that Meg and the Woodside team shared with the market just last week. And also, what’s happening from this point forward.

Meg will speak to us for a little while at the outset. And then thank you for your questions that you have sent in. And many of which we will pose to Meg and get her perspective. Now before we get to that, I do want to start off today’s meeting with a cultural moment. We spoke at the most recent town hall, and indeed many of you have noted that culture is an important consideration in the design of the future operating model, but also, culture impacts so many topics from strategic direction, to ways of working, to inclusion and diversity. At that point, we shared an organization-wide culture diagnostic survey that has now been issued both to ourselves at BHP and also to the Woodside team. This is our opportunity to provide our view on all of the topics that impact culture and how that will be integrated into the design work over the coming months.

I completed the survey myself earlier today. It’s a 15 or 20 minute investment of your time. Very easy. And please, I ask you if you haven’t yet taken the time, please do so. Now as I said, it’s been an eventful a few weeks, with the SSA, with Scarborough, and indeed you no doubt have seen the announcement of Graham Tiver, who many of you I’m sure will know, a long time BHP colleague and his appointment to the role of Woodside CFO. So look without further ado, let me welcome Meg to the meeting and hand over to Meg to give us an update, and then we’ll move from there into Q&A. Thanks and handing over to yourself, Meg.

Meg O’Neill:

All right. Thank you, Geraldine. And good morning, good afternoon, good evening to everyone on the call and in the room here today. So the purpose of today’s town hall is really to provide an update on some recent developments in Woodside and give you an update on the company’s strategy, including in the context of course, of the proposed merger. It’s important to recognize that the merger is still subject to a number of approvals, regulatory approvals and shareholder approvals. And until we obtain all those approvals, we will not be complete. And in the meantime, we need to continue to operate as two independent businesses. As such, I’m going to be a little bit more scripted today to ensure that I am speaking in the appropriate tone recognizing that context. But what I plan to talk to today is I want to share some information that we have shared with our investors over the last few weeks that talk about some of the recent developments in Woodside and our thoughts for where we go from here as a company, and then talk a little bit about our vision for the future.

We had a really tremendous day in Woodside’s history on the 22nd of November when we did a couple of really momentous things. We signed the share sale agreement for progressing the merger with BHP’s Petroleum business. We also signed the integration and transition services agreement, which lays out the mechanics of how we work together in the few months to plan the integration and then the support that we will continue to receive from BHP group in an ongoing way post-completion. So very significant documents to get those agreed. And the second thing we did on that date was announce a final investment decision on Scarborough and Pluto Train 2. So the day will certainly go down as a very, very big day in Woodside’s history. I think the decisions that we took on that day set us on a very clear path to becoming a much larger company.

We will have competing growth opportunities and we will be a much more significant supplier of energy on the world stage. It’s worth noting that we’ve also had a very strong operational performance this year. We’ve executed a number of significant maintenance campaigns. It’s been our biggest maintenance year in history. A bit of that of course, was a result of COVID where we had to reschedule activities from 2020. So 2021 has been a huge year from a maintenance perspective, and we have a history of low cost, high margin operations, and we’re very proud to build on those results.

The other thing that I’ll talk a bit about in a bit more detail is our new energy plans. We’ve made very significant strides in our new energy business over the last few months. We’ll talk about those in more detail, but we think that’s a key tool in building out our toolkit of being able to offer customers some lower carbon products as the world continues to progress its decarbonization journey. I think one important announcement that we made in our investor briefing day is our target of spending $5 billion US on new energy investments by 2030. And so we’ve been looking at new energy opportunities for a while. I think communicating that sends a very clear message to our shareholders, our community stakeholders, governments that we work with, that we are serious about putting our money behind the dialogue and really moving the needle on who we are as a company.

Now if I speak for a moment about Scarborough, so Scarborough is the first FID Woodside has taken on a major LNG development since 2007. Really a historic achievement for the company. For those of you who have taken FIDs on other projects, you know it is a mountain of work to get to that milestone. And whilst some people feel like they’ve crossed the finish line for the project team, they’re just hitting the start line. So we’ll take a moment to celebrate, but the real work is just getting going. When we look at Scarborough, Scarborough is going to be quite significant. It’ll create thousands of jobs in the construction phase, hundreds of jobs in the operations phase. And have significant economic benefits starting with our local communities in the Pilbara, the state of WA, the nation of Australia. And we think this development plays an important role in the global energy transition by providing lower emissions intensity fuels to our customer nations as they progress their own decarbonization pathways. Scarborough is very much aligned with our climate strategy, which is simply put, two main pillars.

One is reducing our net emissions, and secondly, is offering products and services that the world needs to help decarbonize. Now with respect to our own net emissions, we have set very clear near and medium term targets to reduce our net equity emissions. Scarborough will fit within those limits. When we look at the fundamentals, the Scarborough reservoir gas has very low CO2, about 0.1% CO2 in the reservoir gas. So that’s lower than many other Australian gases. And then the LNG train itself will be amongst, oh, probably be the most efficient LNG train in Australia. So we’ve really pushed the contractor, the design phase to ensure that we have a low emission intensity LNG in Scarborough.

Now, when it comes to the second pillar, which is investing in products and services that our customers need to help decarbonize, as I said, our target market for Scarborough LNG sales are to countries that have net zero commitments, and we expect LNG to play a very important role in those countries by replacing higher emissions intensity fuel, providing firming capacity for renewables, and then for use in hard to abate industrial sectors. I’ll speak now a bit about our strategy as we communicated in our investor briefing day. And in that briefing, I talked about five characteristics of our vision for Woodside’s future. And namely the five are low cost, lower carbon, resilience, diversified, and profitable. All five of those attributes go together.

And let me spend a moment speaking about them in turn. Low cost and lower carbon. So Woodside’s customers, our investors, our community stakeholders are increasingly demanding lower carbon energy, but our customers of course, want to continue to be able to access the low cost energy that we’ve provided historically. So the investments that we take need to be competitive, they need to be investing in products that we can offer to our customers at competitive pricing, and increasingly with lower carbon intensity. Profitability, of course, is essential. And in any corporation for us to be successful, we need to be setting ourselves clear investment thresholds for the return that we expect to achieve, be it oil, gas, or new energy. And we communicated some of those investments threshold-

I think I was on resilience. So the crystal ball, there are a lot of different forecasters who would put out their own prognosis for how the world will progress. One of the agencies we look at is the IEA. So the International Energy Agency. They provide a number of well considered scenarios for what might happen in the world, but we want to make sure that our investment decisions and the portfolio that we have will be resilient regardless of how the world progresses. And obviously there’s new uncertainty as we look forward on the price of our commodities. Again, if we have three predominant commodities, what those prices are going to be, what carbon price is going to be.

So we need to make sure that our investment decisions are with an end to preserving the company’s resilience. And diversification of course is one tool to improve our resilience to an uncertain world. So if we are only invested in one commodity, for example, we’ve got extreme risk if the price of that commodity goes up or down. Diversification gives us the opportunity to have a bit of a natural edge within the portfolio. Those five characteristics I talked about are interdependent and when we look at them in concert, it enables us to optimize the value of the opportunities before us and to provide enduring return to Woodside shareholders.

I do want to talk about the capital allocation framework. So as I alluded to already, that was a key piece of information we provided to the market in the update last week. We talked in that update about the investment thresholds that we’d like to see for oil, gas, and new energy in a different way. Each of those investments also have different risk attributes and if I differentiate oil and gas from new energy, oil and gas have upstream resource risk, whereas new energy doesn’t. So for those of you who might be wondering about the different returns that we’re expecting from those different commodities, a bit of it is underpinned by a different risk and those sorts of investments.

As I noted earlier, one of the key messages to our investors last week was the $5 billion target spend on new energy. That’s a very significant investment in new energy that will position Woodside as an early mover in this space, as well as supporting the de-carbonization goals of our customers. And this is a core part of our scope three strategy, which is to help our customers pursue energy sources which when they use them at the customers end, generate either very low or no emissions. I talked as well in the investor update about our strategic pillars, oil, gas, and new energy. When we look at the proposed merged company, the proposed merged company will have a broad portfolio of oil assets, both in Australia and the Gulf of Mexico with new fields in development in Senegal, of course, the Trion field in Mexico, which is in FEED.

And BHP Petroleum’s very strong position in world class global producing basins would give the merged company a suite of long term high value assets, access to some very important energy markets and exposure to significant conventional production. One of the things that’s particularly attractive about oil developments is they offer relatively short payback periods and high rates of return. We expect to continue investment in oil developments, given these financial outcomes and given the worlds ongoing need for oil. Gas has been part of Woodside’s business for decades and will continue to have a significant role to play in our future for decades to come. Currently, Woodside is about an 80% gas company, but after the merger completes, we will continue to be a very significant gas business with about 70% of our revenue coming from gas. That’s both LNG and pipeline. Investment in Scarborough and Pluto Train 2 will sustain the company’s position as a competitive LNG producer.

Woodside sees gas as a critical source of energy both now and into the future. Many forecasts are that gas demand will continue to grow as customers look for that safe, reliable, affordable energy that can either be paired with renewables or displace higher emissions fuels such as coal. Now new energy and lower carbon future, a lot of interest in that space of course. I think the direction of the energy transition is clear and there’s a lot of momentum in this space. The world is increasingly expecting meaningful action on new energy by the 2030s, and we’re responding and taking action now. In the past few months, we’ve announced investments in hydrogen opportunities that would provide significant growth potential and we continue to work with customers to advance the business case for these new energy sources. The projects that we’ve announced are three hydrogen projects and one renewable project.

The hydrogen ones are a project called H2TAS in Bell Bay, Tasmania, H2Perth which is located in Kwinana right here in Western Australia, and then H2OK in Oklahoma, which we announced just last week. Oklahoma’s probably the newest announcement so let me speak to that a moment. We’ve secured land in Oklahoma for future development of a hydrogen facility and we’ve signed an MOU with a company called Hyson Motors, who is a US based supplier of zero emissions, hydrogen fuel cell powered commercial and heavy vehicles. And we see a tremendous opportunity as we think about some of the difficult to decarbonize sectors that decarbonizing ground transportation is a place where hydrogen can play a significant role.

Now, if I switch gears to talk about culture and behaviors, I know Geraldine spoke to you at a recent town hall about the culture and behaviors that we’d like to see in the merged company as the two teams are brought together. But there are two aspects that I’d like to emphasize and the first one I want to emphasize is respect. That’s respect for your teammates, respect for business partners, respect for contractors, respect for governments and the communities where we operate. I think trust is born from respect and I firmly believe in the power of trust to build relationships, to create opportunities and to help ensure the success of the company in the long term. The second attribute that I wanted to highlight is a comment that I’ll make in the context of the speed with which the industry is evolving. An attribute that stands out to me is courage. We need a culture where leaders and staff have the courage to speak up, the courage to challenge the status quo, the courage to back themselves to deliver on their commitments, and the courage to be transparent when things go wrong.

A critical element of a successful merger is a strong and positive culture from day one. Geraldine mentioned the culture diagnostic survey. I would echo Geraldine’s encouragement for everybody to complete that. That will help us get a deeper level of understanding of how culture manifests itself. And you can look at the Woodside compass and the BHP charter and identify many similarities, but the reality is culture gets manifested in how we work and I think we’ll see that there are different ways in manifesting those values. And so the diagnostic survey will help us understand where we have similarities, where we have differences and how we close the gap.

I know Geraldine also showed the org structure and design. We will be a global company and the org design is really intended to enable efficient decision making with leaders located close to the parts of the business that they are managing. Org design is very important in terms of positioning the merged company for success, and we are taking time to make sure that we do this correctly. Now the integration planning is well underway. I recognize though that this means we are in a period of uncertainty for everyone. We are committed to being as transparent as we can, as fast as we can. I think it’s worth highlighting that there are things that are being worked out as we go. So whilst we’ve outlined the level one org chart, there’s still work being done to figure out well, what does that mean and how do you operationalize that? So we will communicate with the organization as information comes together, but I will just advise you that we don’t have all the answers. Now we have an integration team to plan exactly how we get there.

I will again, remind you that until the merger is complete Woodside and BHP Petroleum need to continue to operate as two independent businesses. And so the business decisions that each company will make, do need to remain independent and be made in the best interest of the company’s perspective shareholders at this point in time.

So the org design work will continue to progress in the first quarter of next year and as I said, we will communicate with you more information as it comes available. I do recognize this is a time of personal uncertainty. We want to do this the right way with the long term success of the proposed merged company in mind. I think that wraps up my prepared remarks. I believe we’ve got time now for Q&A.

[Employee]:

Thank you. Yeah, so I think I’d just like to start and just thank you for taking the time to speak with us today. I think it’s a great sign of the openness and the transparency that all the employees appreciated as we embark on this journey together. And I appreciate you sharing your thoughts and insight on some of the recent announcements. Yes. But I guess with more announcements and more detail as we go through this process, it breeds more questions and so that’s really the intent of today. It’s really to take the opportunity to really collate some of the questions that have been asked over the last few weeks and over through Vevox over the last couple of days, and try and generate a few themes and here really from the employee system, what’s on their mind as we go through this journey together.

So the structure of today, I’m joined by [employee] in Houston from our procurement team, [employee] alongside her from our projects team, and then [employee], operational services function down in Trinidad and Tobago. So really just going to go through here what’s on the employee’s minds and really just allowing you to add a little bit of color to some of the announcements that we had made over the last few weeks and months.

Meg O’Neill:

Okay.

[employee]:

So without further ado, first question, and you sort of touched on it a little bit as to how this is critical for the success of the new company, but big milestone a couple weeks ago was the announcement of the organizational structure. So I was just wondering if you could share a little bit more of your thoughts on that structure.

Meg O’Neill:

Great question, [employee] and I know it’s one that’s got a lot of interest from everyone in both Woodside and BHP Petroleum. So as you’ll recall, we’re proposing an organization that has 10 groups across the global business. The intention is to give greater accountability and decision making authority close to the teams. And simplistically, we’ll start with Australia operations that the leader of that part of the business will be based in Perth . International operations, the leader of that business will be based in Houston. And again, it’s really to enable that efficient decision making and enable the quick communications. I think one thing we’ve all realized both in the merger negotiations and in the early stages of integration planning is that the time zones are extraordinarily challenging between Perth and Houston. I think we have zero hours of core business time that overlap and so we need to be designing an organization in a way where people can do most of their business in their time zone.

I recognize and the folks on the leadership team also recognize that as leaders, we’ll have to make some sacrifices in terms of odd hour phone calls and such. But as much as we can, we want to have most of the organization very close to their leaders and be able to get those decisions made efficiently and locally… leaders and be able to get those decisions made efficiently and locally.

One other attribute of the organization design is we want to have the bulk of the personnel required to support the business embedded in that part of the business. So I’ll speak to Woodside. So Woodside’s had the pendulum swing towards a very heavily functionalized model. The tension is coming back where many of the resources will be embedded in the business. Now, there will be, of course, people who will be centrally available to support the business in some of the more complex parts of the business. Maybe I’ll give an example. So corrosion engineers. I would expect that Australia international ops projects would probably each have some corrosion engineers, but will want to have a corrosion engineering guru as part of the technology organization to come support any of those individual probably more junior engineers who are deployed with some of those more tricky questions and assist with assurance.

The new energy pillar will be a standalone. So we absolutely, with the target and spend that we’ve committed, we need to have very sharp focus on new energy. So that will be a standalone part of the organization. Exploration and development will be responsible for all of the new hydrocarbon opportunities. So traditional exploration work plus working through what do we do with the discovered not yet developed assets in the portfolio. Marketing and Trading, of course, does what they do today, which is make sure we get the best prices possible for our products.

So those are pillars that’ll probably be quite familiar to most projects. We are keeping a functional orientation because when you look at the amount of spend in the project world, the risk of capital overrun or scheduled delay is quite significant on the corporation’s financials. So projects is a part of the business where we want to absolutely retain that functional excellence and the efficient deployment of capital. And then there’s four other groups, business services, tech services, finance, and strategy and climate, which will provide support to each of those individual businesses as well as the corporation.

[Employee]:

Hi, Meg. [employee] here from our procurement team here in Houston. We were very excited to see the announcement yesterday about Graham Tiver as the future CFO of Woodside, which hopefully signals that there will be a balance of both Woodside and BHP leadership. So the question to you is, when will we learn of who will fill the rest of the CEO minus one roles?

Meg O’Neill:

Thanks, [employee]. That is the question that I’m getting almost every day, a couple times every day. Look, we’re working through the process of talking with the candidates. I’d like to communicate to the organization before the holidays, but I’m not quite sure we’ll get there. So we’ve got just a bit more work that we need to do on that front.

Meg O’Neill:

I hope the BHP petroleum team views Graham’s appointment very positively. I was very impressed with Graham through the interviewing process. I think he’ll be a tremendous CFO. And it’s worth being clear that he starts in February, so he is coming to Woodside regardless of the merger. Now, we have absolute confidence that the merger will be successful and we think he’ll be a great add, particularly as we think about integrating the two. But Graham won the job on his merits and we’re super excited to have him join the team.

Meg O’Neill:

So the rest of the folks, hopefully we’ll announce as quickly as we can. We’ve just got to make sure we work through all the formalities. I will give you the reminder that the appointments won’t take place until completion, but it will give everybody a bit of visibility of who’s going to be driving the show. And as we think about designing the next levels of the organization and the work processes that we want to use, I think it’ll help with clarity over who’s going to own those outcomes post completion.

[Employee]:

Thank you.

[Employee]:

Hi. Good evening, Meg, I’m [employee] with the operations team here in Trinidad. So in Trinidad, we are mostly familiar with the oil and gas industries, including LNG. So what could you share more about the new energy pillar? What will that entail?

Meg O’Neill:

Thanks, [employee]. Excellent question. So maybe if I step back a bit. Our vision at Woodside is to thrive in a lower carbon future. So we’ve got our own goals and targets for net emissions reduction. That’s to reduce our net equity emissions by 15% by 2025, by 30% by 2030. We share the aspiration of net zero by 2050 or sooner. And those goals will apply to the merged company’s portfolio.

Now, as I said, that’s the first part of our decarbonization plan, which is the steps we take to manage our own emissions. The second part is offering our customers lower carbon products and services. We expect that in the mid-2020s, transition to some of these lower carbon forms of energy will be well underway. We are expecting to be, again, assuming success in securing the customers, be ready to start up some of our own projects in the second half of the 2020s. We are working on opportunities that could see us being an exporter of ammonia and/or liquid hydrogen from Australia to customers likely in North Asia. In that time period, we’re also working on a number of carbon capture sequestration and utilization opportunities, which may be a little bit longer dated. Probably in the 2030s. But as we play this transition forward by the 2030s, we would expect to see new energy operations at scale, which could include greater exports of liquid hydrogen, scaling up those CCUS activities, as well as expanding production from the facilities that we’ve already communicated to market.

Let’s see. I think I’ve talked about many of these. The one project I didn’t talk about that we also communicated in our investor briefing. I talked about our hydrogen projects. The other one is Heliogen. Woodside has studied a number of lower carbon energy alternatives. We’ve taken a look at solar, but solar is a very competitive landscape. There are a lot of players who are doing solar and the margins are quite slim. But we are working with a company called Heliogen, which is a California based company, who’s working on a new version of concentrated solar thermal technology. The idea of concentrated solar thermal is instead of just capturing the sunlight while it shines, which is what normal solar PD does, you reflect the sunlight into a tower that has a medium that stores heat. And so Heliogen’s used AI capabilities, data science, to really refine how they do CST. They’ve got some proprietary tech as well in the heating medium.

So we’re quite excited about the Heliogen opportunity. We’ll be building a pilot with them next year, and if that goes well, we would envision that would be an opportunity to expand into that lower carbon energy space.

[Employee]:

Hi, Meg. [employee] off of the Trion team. A bit of a follow up question to you. At BHP, our growth is primarily oil driven. Woodside, primarily gas. For the new merged entity, do you foresee us growing across all three pillars or will growth be more focused on the new energy?

Meg O’Neill:

Great question, [employee]. So as I spoke to in the capital market updates, we communicated that we’ve got a strategy that looks at three pillars, oil, gas, and new energy. We have communicated that there are differences in terms of the risk reward in each of those three pillars. But when you look at the global demand for energy, you look at global demand for oil, will continue to be robust. The world is decarbonizing, and at some points, oil consumption will peak. But there are parts of the economy where it is very hard to displace oil. Petrochemicals is a good example. Aviation is another example. So we do see continued opportunity for oil investments.

Gas, of course, we think is a very important transition fuel as the world moves away from coal and builds out renewables. We need something that will provide lower emissions intensity as well as back those renewables. And then new energy, of course, is an area of growth, but it’s starting from a very low base.

And so a piece of data that I think is easy for people to lose track of is some data that was presented in the IEA Net Zero 2050s report, which said that even in that particular pathway to net zero 2050, the world needs to invest $10 trillion in oil and gas between now and 2050. That’s about $365 billion a year. So oil and gas will continue to be important, continued investments will be important, and we think it will play an important role of Woodside’s future. We think we actually have a lot to offer the market being a safe, reliable, and responsible investor in this sector.

[Employee]:

Thank you. I think that builds on some focus areas for the company from an operational sense. I know our folks that are here and something we’re very proud of at BHP is our commitment to keeping health and safety first in everything that we do. I’m sure it’s exactly the same at Woodside. Just curious, some of the Woodside commitments in the safety and sustainability space. Do you have any insights on how it might take the best of both companies forward into a merged entity?

Meg O’Neill:

Excellent question, [employee]. So Woodside, of course, we have absolute top priority on the safety and health of people who are in our workplace. We, I think like BHP, continue year on year to endeavor to raise the bar and to try to have workplaces where everybody who comes into the workplace at the end of the day leaves safely. And increasingly, the focus is expanding. It’s not just about the physical injuries. We’re increasingly focusing on mental wellbeing and psychosocial safety in the workplace. I think that will be an increasingly important area of focus for Woodside and for the merged company as we go forward.

Some of the values that I spoke to, so respect and courage, those permeate our safety culture. The courage to speak up, the courage to intervene, the courage to put your hand up when you need help. I think those attributes are extraordinarily important as we think about safety and health. And the intense focus on health and safety will be a continued pillar for the merged company.

Process safety is extraordinarily important as well in our industry. I think the Houston team, of course, would’ve been in the industry at the time of Macondo. That’s something that none of us can let happen again, so we’ve all got to do our parts to ensure that we’re taking care of the safe operations of our facilities, that we’re drilling wells safely, that we’re collaborating within industry. Because again, anybody in industry with a misstep can have consequences for the whole of industry. So I think we absolutely have shared values in this space, and we’ll continue to want to bring those together and think about how do we get the best outcomes and continue to drive that sharp focus on the health and safety of our workforce.

[Employee]:

Okay. Meg, I have a two part question for you. At this stage, do you have any sense of whether CEO minus one, so your direct reports and their teams will be located across locations, or will teams be headquartered out of Perth? And the second part of this question is what would be maintained beyond Perth and Houston in the merged entity?

Meg O’Neill:

Thanks for the question. I know that one’s also of keen interest. As we’ve said, we will remain an Australian stock exchange listed company. And so there are certain roles that will be Australia-centric. So the CEO and CFO will of course be Perth-based. There are other roles that I think will be well suited to be run out of the Houston office. And when we communicate the appointments at the CEO minus one level, we will also communicate the locations where we expect those individuals to be based. I do see huge opportunity for us to build on the capability in Houston. I think there are opportunities associated with the global footprint that we can take advantage of. So I’ll leave it there, recognizing that hopefully we’ll be able to communicate who’s going to be in those roles and where we expect those roles to be within, again, hopefully the not too distant future. When it comes to other offices, obviously it’s extraordinarily important to maintain a presence anywhere we have an operation.

So Trinidad and Tobago, of course, we’ve got an operating footprint there. We will continue to have folks there. Senegal, we’re doing a development, we’re drilling wells as we speak. Again, you need to have that local in country presence to collaborate with joint venture partners, to collaborate with government stakeholders. So having those local offices will continue to be important. Beyond that, it’ll depend a bit on where the business goes. I can speak to the Woodside model. So we have small country offices in places where we market our products. So we’ve got offices in Singapore, Japan, Korea, and China, which are largely marketing offices. I think those offices serve a very important role. So I would envision that we would retain those in the merged company, but that’s probably subject to some of the detailed organization design work that is underway.

[Employee]:

Thank you.

[Employee]:

Hi Meg. This is [employee]. So I guess over last couple years, we have put a significant effort around building the culture here at BHP. So I’m really glad that you mentioned in your introduction your aspirations for some of the culture aspects in the future. Is there anything specific you want to mention maybe around the cultural aspects of Woodside today that you want to see as part of the merged entity, and vice versa, specific aspects of the BHP culture you want see as part of the merged entity?

Meg O’Neill:

It’s a great question, [employee], and I would suggest that this is a question we should continue to ask at different forums as we learn more about each other’s cultures. But let me start with a couple of points. One is inclusion and diversity. I think both Woodside and BHP have an incredibly strong commitment to inclusion and diversity, but it looks a little bit different depending on where you are in the world. For example, in an Australian context, we’re very much focused on our relationships with indigenous stakeholders and ensuring that we’re working towards reconciliation with First Nations communities and the traditional custodians of the lands on which we operate.

In a US context, that’s of probably lesser importance, but there’s a very significant focus on, for example, racial diversity and making sure that we’re having appropriate conversations around topics of race and inclusion in that space. So I&D will remain important, but figuring out what it looks like for the new company will take a bit of work. Trinidad and Tobago, I’m sure you’ve got some unique considerations there. Senegal’s got some unique considerations as well. So as we bring the company together, we’ll need to think about how does I&D feel and look in the new company.

I think one point I want to highlight, I’ve looked at the charter, there’s a couple of things that really jump out. One is the performance focus. And I’ve seen this in my discussions with Geraldine and other members of the BHP team, that clear focus on performance, I think we absolutely need to retain that. So I think that’s one that as we do our org design work and our culture work, we’ll need to make sure that we do have that focus on performance. Hopefully the org design lends itself to delivering on that. On the Woodside side, we use a phrase to describe ourselves, which is this pioneering spirit. That’s something that I’d like to retain from the Woodside perspective, this idea that we’re going to take on some interesting challenges, we’re going to be a bit of a fighter, and we’ve got the right kind of attitude and capabilities to be successful. So that’s probably the one that I would want to retain from the Woodside perspective.

[Employee]:

Hi Meg. [employee], again. Switching gears a bit to a bit of a personal note, 2021, much like 2020 has been quite a fluid and dynamic year for most of us personally, as well as professionally. What’s the one thing that you’re most proud of personally over this last year, and then also something that you’re most proud of professionally?

Meg O’Neill:

Thanks [employee]. Look, on the personal front, I realized in probably September that I had been very focused on work and I had not been investing time in myself adequately. So I signed up for one of those six week challenges where you join a gym and they get you on a meal plan and all of that. It’s been fantastic. And that idea that you need to deliberately invest time in your physical wellbeing, it’s paying dividends in terms of how I feel about things, my kind of mental acuity. I’m wearing a suit that I haven’t worn in three years. That’s all good, but just that reinvestment. I’d always been kind of a keen gym goer and sports player, but you do need to invest time. And so for me, my biggest personal accomplishment was realizing I needed to take that time for myself.

Professional accomplishment, it’s got to be the merger. I don’t think there’s anything that competes with that. And the fact that we were able to do that, my background is kind of an engineering operations project side. The fact that I feel like I had kind of a key role to play in helping the merger get to where we got to. I’m quite proud of that. And I’m super proud of the whole team. And that’s, again, I’ll put my competition lawyer hat on, I’m proud of the Woodside team, but I also think that all of the interactions we had with BHP through that process really gave us a lot of confidence that we were bringing two companies together that once we got through all the kind of commercial stuff, it would be two organizations that would be well suited to come together and to build a bright future as a new company.

[Employee]:

So I’m sitting here pretty, pretty ashamed about myself. You’ve added CEO, new to the role, the merger Scarborough FID, and now our fitness challenge as well. I need to get myself into gear a bit, but any chance for downtime over New Year? Is there anything you’re sort of looking forward to trying to take a break after what I can imagine has been a very busy start to your new role?

Meg O’Neill:

Yeah. I will take a couple weeks off. It has been a bit of a sprint. It feels like the whole year’s been a bit of a sprint. I’m sure many in Woodside and I’m guessing many in BHP feel that way as well. It’s been a very intense year. So I will take a bit of downtime. Hopefully have a chance to catch up on a bit of reading. There’s a few books. My stack of books on my nightstand is getting very tall. So hopefully I’ll have a chance to crack a few books open and just chill out and go to the gym.

[Employee]:

All right. Last question. All right Meg, transport yourself forward 12 months. What will it feel like walking into our merged company?

Meg O’Neill:

Look, I think it’s going to be incredibly exciting. I think many in both this organization and Woodside kind of the idea of what this will feel like is hard to get your arms around, but we will be much bigger than we are today as Woodside. BHP, you’ll be part of a different team, but I think we’ll come in and I hope we’ll all feel like we’re part of an organization that has clarity of purpose, that is doing a service that is important to the world. We are producing energy. I mean we are literally keeping lights on, we are keeping homes warm in the parts of the world that are cold, keeping Australian homes chilled, but we’re doing important work.

And I think we recognize that in a world where we need to change to manage climate change, we need responsible players who are willing to lean into that challenge. And I absolutely believe that Woodside today and the merged company in the future will be extraordinarily well positioned to do that. So I’m looking forward to getting the new team together. I’m absolutely looking forward to completion. I think it’ll be a very, very different feel and hopefully it’ll be one where everybody who’s part of the organization feels really proud of what we’re doing.

Shiva McMahon:

Awesome. Well conscious of the time, I just want to thank all of the BHP team for joining us this morning early here in Perth and globally, some of you quite late evening. Thanks for doing that. Thank you, Geraldine for the opening, and for coming over for us. Thank you for coming over and talking to us, Meg. Really, please. So with that, I want to hand it over to you. I want to also thank our MCs, actually, [employee names]. Really awesome job. Thank you guys for organizing that. And Meg, over to you for closing remarks.

Meg O’Neill:

All right. Thank you, Shiva. Look, thanks to everyone who worked behind the scenes to bring this event together. I know it is a lot of administration to make sure we’ve got everything connected, but boy, how good is WebEx, where we can communicate with people all around the world quite efficiently. I’ll echo Shiva’s thanks to the folks who asked the questions. I really appreciate the thought you put into them. Look, let me just close by saying thanks to everyone for the hard work over the past year and I hope everyone has the opportunity to take a bit of a breather as we head towards the end of the year, because I do expect that 2022 is going to be big and busy. So hopefully everybody has chance to recharge. Thank you.

Shiva McMahon:

Thank you guys.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates, and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives, and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.